

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2019

Howard Curd
Chief Executive Officer
Uniroyal Global Engineered Products, Inc.
1800 2nd Street Suite 970
Sarasota, Florida 34236

> **Re: UNIROYAL GLOBAL ENGINEERED PRODUCTS, INC.**
> **Form 10-K**
> **Filed March 19, 2018**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2018**
> **File No. 000-50081**

Dear Mr. Curd:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products